Exhibit 99.1

Burning Rock provides an update on 2022 revenue guidance

GUANGZHOU, China, January 18, 2023—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that it expects the Company’s full-year revenue growth for 2022 to be approximately 10% compared to that of 2021. This represents an upward revision compared with the Company’s previous guidance on the full-year revenue growth of 5% as announced on November 15, 2022 in its financial results for the third quarter of 2022.

The upward revision of revenue guidance was primarily driven by a better fourth quarter performance compared to the Company’s estimation underlying its previous guidance back in November. The Company currently expects its revenues for the fourth quarter of 2022 to drop single digit compared to the corresponding period in 2021, with revenues from its central-lab and in-hospital segments dropping double digit, due to severe Covid-related disruptions, while revenues from its pharma service segment achieving continued strong growth, growing at triple digit compared to the same period in 2021.

Burning Rock expects to announce its fourth quarter and full year 2022 results in March 2023.

Burning Rock has not completed the preparation of its financial statements for the fourth quarter or full year 2022. The revenue estimate presented in this press release for the fourth quarter of 2022 and full year 2022 are preliminary and unaudited and are thus inherently uncertain and subject to change as the Company completes its financial results for the fourth quarter of 2022. Burning Rock is in the process of completing its customary year-end close and review procedures as of and for the year ended December 31, 2022, and there can be no assurance that final results for this period will not differ from these estimates.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com